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                                  EXHIBIT 21

                     SUBSIDIARIES OF COLONY BANKCORP, INC.
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     The following is a list of the subsidiaries of Colony Bancorp, Inc., all of which are incorporated under the laws of the State of Georgia:

     The Bank of Fitzgerald, Fitzgerald, Georgia

     Community Bank of Wilcox, Pitts, Georgia

     Ashburn Bank, Ashburn, Georgia

     The Bank of Dodge County, Eastman, Georgia

     The Bank of Worth, Sylvester, Georgia